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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/MF: 07.689.002/0001-89

NIRE: 353.003.257-67

MATERIAL FACT

EMBRAER S.A. (“Embraer”), in accordance with CVM Resolution No. 44, of August 23, 2021, and CVM Resolution No. 80, of March 29, 2022, informs its shareholders and the market in general of its projections for the year 2025.

2025 GUIDANCE(1)
Commercial Aviation deliveries	77 - 85
Executive Aviation deliveries	145 - 155
Consolidated renevues (US$ billion)	7.0 - 7.5
Adjusted EBIT margin	7.5% - 8.3%
Free cash flow (US$ million)	200 or higher

¹ Does not consider Eve

This information will be available in the Reference Form (section 3), on the CVM website at http://www.cvm.gov.br/ and the Company's website at http://ri.embraer.com.br, within the legal period.

Embraer clarifies that this material fact does not constitute a promise of performance, reflecting only the perception of the Company’s management, therefore, they are subject to risks and uncertainties. Projections consider several factors, such as general economic, market and industry conditions, which are beyond the Company's control, and may undergo changes that will be communicated diligently.

São José dos Campos, February 27, 2025.

Antonio Carlos Garcia
Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations